Exhibit 99.1

CyberArk Announces Strong Third Quarter 2018 Results

Record total revenue of $84.7 million increases by 31% year-over-year
GAAP operating income of $8.8 million and record non-GAAP operating income of $21.0 million
Net cash provided by operating activities for the nine months of $89.2 million
Deferred revenue of $136.0 million increases by 59% year-over-year

Newton, Mass. and Petach Tikva, Israel – November 7, 2018 – CyberArk (NASDAQ: CYBR), the global leader in privileged access security, today announced record total revenue and strong financial results for the third quarter ended September 30, 2018.

“We exceeded our financial outlook across all guided metrics, while generating record revenue and non-GAAP operating income in the third quarter,” said Udi Mokady, CyberArk Chairman and CEO. “Our strong results reflect our success executing our growth strategy across sales and marketing as well as delivering innovative solutions that help strengthen customers’ overall security posture on premises, in the cloud and across the DevOps pipeline. Given our strong leadership position in the privileged access security market and our performance year to date, we are pleased to raise our full year guidance for 2018.”

Financial Highlights for the Third Quarter Ended September 30, 2018

Revenue:

•	Total revenue was $84.7 million, a 31% increase from $64.8 million in the third quarter of 2017.

•	License revenue was $46.1 million, a 29% increase compared to $35.8 million in the third quarter of 2017.

•	Maintenance and Professional Services revenue was $38.5 million, a 33% increase from $29.0 million in the third quarter of 2017.

Operating Income:

•	GAAP operating income was $8.8 million for the quarter, compared to $1.7 million in the third quarter of 2017.

•	Non-GAAP operating income was $21.0 million for the quarter, compared to $10.7 million in the third quarter of 2017.

Net Income:

•	GAAP net income was $8.1 million, or $0.22 per diluted share, compared to GAAP net income of $1.7 million, or $0.05 per diluted share, in the third quarter of 2017.

•	Non-GAAP net income was $17.8 million, or $0.48 per diluted share, compared to $8.9 million, or $0.25 per diluted share, in the third quarter of 2017.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months and nine months ended September 30, 2018 and 2017. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•
As of September 30, 2018, CyberArk had $410.0 million in cash, cash equivalents, marketable securities and short-term deposits. This compares to $330.3 million as of December 31, 2017 and $296.8 million at September 30, 2017.

•	As of September 30, 2018, total deferred revenue was $136.0 million, a 29% increase from $105.2 million at December 31, 2017 and a 59% increase from $85.6 million at September 30, 2017.

•	During the first nine months of 2018, CyberArk generated $89.2 million in net cash provided by operating activities, an increase of 100% from $44.6 million in the first nine months of 2017.

Business Outlook

Based on information available as of November 7, 2018, CyberArk is issuing guidance for the fourth quarter and increasing its guidance for the full year 2018 as indicated below.

Fourth Quarter 2018:

•	Total revenue is expected to be in the range of $94.75 million to $96.25 million which represents 18% to 20% year-over-year growth.

•	Non-GAAP operating income is expected to be in the range of $27.3 million to $28.5 million, or an operating margin of 29% to 30%.

•	Non-GAAP net income per share is expected to be in the range of $0.58 to $0.60 per diluted share. This assumes 37.9 million weighted average diluted shares.

Full Year 2018:

•	Total revenue is expected to be in the range of $328.9 million to $330.4 million, which represents 26% year-over-year growth.

•	Non-GAAP operating income is expected to be in the range of $78.0 million to $79.2 million, or an operating margin of 24%.

•	Non-GAAP net income per share is expected to be in the range of $1.75 to $1.77 per diluted share. This assumes 37.2 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call on today, Wednesday, November 7, 2018 at 4:30 p.m. Eastern Time (ET) to discuss the company’s third quarter financial results and its business outlook. To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 2673547. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 2673547. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 100, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2018 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, facility exit and transitions costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, facility exit and transitions costs, amortization of intangible assets related to acquisitions, intra-entity IP transfer tax effect and the tax effect of the other non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transitions costs, intra-entity IP transfer tax effect and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions and amortization of intangible assets related to acquisitions, facility exit and transitions cost and intra-entity IP transfer tax effect do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, facility exit and transitions costs, amortization of intangible assets related to acquisitions, intra-entity IP transfer tax effect and the tax effect of the other non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1- 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
Revenues:
License	$35,818	$46,130	$99,088	$125,745
Maintenance and professional services	29,000	38,523	82,245	108,404

Total revenues	64,818	84,653	181,333	234,149

Cost of revenues:
License	2,161	2,614	5,652	7,521
Maintenance and professional services	8,801	9,530	24,577	27,619

Total cost of revenues	10,962	12,144	30,229	35,140

Gross profit	53,856	72,509	151,104	199,009

Operating expenses:
Research and development	11,369	14,980	30,144	41,772
Sales and marketing	32,877	37,880	90,055	107,983
General and administrative	7,927	10,870	22,214	29,483

Total operating expenses	52,173	63,730	142,413	179,238

Operating income	1,683	8,779	8,691	19,771

Financial income, net	816	1,407	2,491	3,473

Income before taxes on income	2,499	10,186	11,182	23,244

Tax benefit (taxes on income)	(818)	(2,092)	1,281	(352)

Net income	$1,681	$8,094	$12,463	$22,892

Basic net income per ordinary share	$0.05	$0.22	$0.36	$0.64
Diluted net income per ordinary share	$0.05	$0.22	$0.34	$0.62

Shares used in computing net income
per ordinary shares, basic	34,979,389	36,485,724	34,703,328	35,981,177
Shares used in computing net income
per ordinary shares, diluted	36,184,151	37,475,729	36,153,515	36,894,457

Share-based Compensation Expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
Cost of revenues	$701	$957	$1,658	$2,370
Research and development	1,775	2,237	4,607	5,748
Sales and marketing	2,459	3,770	6,148	9,061
General and administrative	2,267	3,371	6,230	8,492

Total share-based compensation expense	$7,202	$10,335	$18,643	$25,671

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2017	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161,261	$205,247
Short-term bank deposits	107,647	127,695
Marketable securities	34,025	53,532
Trade receivables	45,315	29,707
Prepaid expenses and other current assets	7,407	8,413

Total current assets	355,655	424,594

LONG-TERM ASSETS:
Property and equipment, net	9,230	13,596
Intangible assets, net	15,664	16,374
Goodwill	69,217	83,156
Marketable securities	27,407	23,544
Severance pay fund	3,692	3,669
Other long-term assets	2,368	21,379
Deferred tax asset	19,343	23,076

Total long-term assets	146,921	184,794

TOTAL ASSETS	$502,576	$609,388

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,960	$2,841
Employees and payroll accruals	25,253	25,861
Accrued expenses and other current liabilities	10,209	7,623
Deferred revenues	66,986	84,176

Total current liabilities	104,408	120,501

LONG-TERM LIABILITIES:
Deferred revenues	38,249	51,838
Other long-term liabilities	242	1,218
Accrued severance pay	5,712	5,692

Total long-term liabilities	44,203	58,748

TOTAL LIABILITIES	148,611	179,249

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	91	95
Additional paid-in capital	249,874	291,087
Accumulated other comprehensive income (loss)	107	(577)
Retained earnings	103,893	139,534

Total shareholders' equity	353,965	430,139

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$502,576	$609,388

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2017	2018
Cash flows from operating activities:
Net income	$12,463	$22,892
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,731	7,327
Amortization of premium on marketable securities	286	270
Share-based compensation expenses	18,643	25,671
Deferred income taxes, net	(3,387)	(6,669)
Decrease (increase) in trade receivables	(222)	15,608
Increase in prepaid expenses and other current and long-term assets	(578)	(5,669)
Increase (decrease) in trade payables	(913)	771
Increase in short term and long term deferred revenues	12,074	34,298
Increase (decrease) in employees and payroll accruals	384	(2,315)
Decrease in accrued expenses and other current and long-term liabilities	(279)	(3,031)
Increase in accrued severance pay, net	382	3

Net cash provided by operating activities	44,584	89,156

Cash flows from investing activities:
Investment in short and long term deposits	(14,132)	(19,768)
Investment in marketable securities	(28,303)	(47,316)
Proceeds from maturities of marketable securities	13,217	31,198
Purchase of property and equipment	(3,840)	(7,130)
Payments for business acquisitions, net of cash acquired	(41,329)	(18,450)

Net cash used in investing activities	(74,387)	(61,466)

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	-	2,220
Proceeds from exercise of stock options	2,080	14,038

Net cash provided by financing activities	2,080	16,258

Increase (decrease) in cash, cash equivalents and restricted cash	(27,723)	43,948

Cash, cash equivalents and restricted cash at the beginning of the period	174,156	162,518

Cash, cash equivalents and restricted cash at the end of the period	$146,433	$206,466

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
Gross profit	$53,856	$72,509	$151,104	$199,009
Plus:
Share-based compensation - Maintenance & professional services	701	957	1,658	2,370
Amortization of intangible assets - License	1,195	1,444	3,030	4,118

Non-GAAP gross profit	$55,752	$74,910	$155,792	$205,497

Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
Operating income	$1,683	$8,779	$8,691	$19,771
Plus:
Share-based compensation	7,202	10,335	18,643	25,671
Amortization of intangible assets - Cost of revenues	1,195	1,444	3,030	4,118
Amortization of intangible assets - Sales and marketing	249	198	784	595
Acquisition related expenses	-	-	686	268
Facility exit and transitions costs	342	253	342	253

Non-GAAP operating income	$10,671	$21,009	$32,176	$50,676

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2018	2017	2018
Net income	$1,681	$8,094	$12,463	$22,892
Plus:
Share-based compensation	7,202	10,335	18,643	25,671
Amortization of intangible assets - Cost of revenues	1,195	1,444	3,030	4,118
Amortization of intangible assets - Sales and marketing	249	198	784	595
Acquisition related expenses	-	-	686	268
Facility exit and transitions costs	342	253	342	253
Taxes on income related to non-GAAP adjustments	(1,757)	(4,764)	(9,046)	(12,957)
Intra-entity IP transfer tax effect, net	-	2,243	-	2,243

Non-GAAP net income	$8,912	$17,803	$26,902	$43,083

Non-GAAP net income per share
Basic	$0.25	$0.49	$0.78	$1.20
Diluted	$0.25	$0.48	$0.74	$1.17

Weighted average number of shares
Basic	34,979,389	36,485,724	34,703,328	35,981,177
Diluted	36,184,151	37,475,729	36,153,515	36,894,457